                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 5)

                       Leucadia National Corporation
--------------------------------------------------------------------------
                             (Name of Issuer)

    Common Shares, $1 par value                   527288 5 10 4
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen E. Jacobs, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                            New York, NY  10153
                              (212) 310-8000
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 12, 1994
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 CUSIP No. 527288 5 10 4                 13D


     1     NAME OF REPORTING PERSON:    Ian M. Cumming

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       5,917,122<F1>
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     306,556<F2>
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  5,917,122(*)
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       306,556(**)
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       6,223,678(*)(**)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  21.7%

    14     TYPE OF REPORTING PERSON:    IN






















          <F1>      Includes 690,000 shares acquirable upon the
                    exercise of currently exercisable warrants.

          <F2>      Includes 100,000 shares acquirable upon the
                    exercise of currently exercisable warrants.

 CUSIP No. 527288 5 10 4                 13D


     1     NAME OF REPORTING PERSON:    Joseph S. Steinberg

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       5,674,706<F1>
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     21,200
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  5,674,706(*)
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       21,200
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       5,695,906(*)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:  Excludes 563,700 Common
           Shares beneficially owned by two trusts for the benefit of Joseph S. Steinberg's minor children as to which Mr. Steinberg disclaims beneficial ownership.

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.8%

    14     TYPE OF REPORTING PERSON:    IN
















          <F1>      Includes 796,000 shares acquirable upon the
                    exercise of currently exercisable warrants.

               This Statement constitutes Amendment No. 5 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share, of Leucadia National Corporation (the "Company"). This Amendment No. 5 is the first amendment to the Schedule 13D since the Company became an EDGAR filer. Accordingly, this Amendment No. 5 restates, in pertinent part, the Schedule 13D as follows:

     Item 1.   Security and Issuer.
               -------------------
               This Statement relates to the common shares, par value $1.00 (the "Common Shares"), of Leucadia National Corporation (the "Company"). The address of the principal executive office of the Company is 315 Park Avenue South, New York, New York 10010. All references to ownership of Common Shares have been adjusted to reflect a two-for-one stock split of the Common Shares in the form of a 100% stock dividend effected on January 8, 1993. This Schedule 13D is being filed by Ian M. Cumming and Joseph S. Steinberg.

     Item 2.   Identity and Background.
               -----------------------
               (a)-(c) Mr. Ian M. Cumming's principal occupation is Chairman of the Board of the Company and his business address is 529 East South Temple, Salt Lake City, Utah 84102.

               Mr. Joseph S. Steinberg's principal occupation is President of the Company and his business address is 315 Park Avenue South, New York, New York 10010.

               (d)-(f) During the last five years, neither Mr. Cumming nor Mr. Steinberg has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. For information concerning certain litigation in which Messrs. Cumming and Steinberg have been named as defendants, see Appendix A filed with the initial
     Schedule 13D. Both Messrs. Cumming and Steinberg are United States citizens.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
               The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.
















NYFS04...:\30\76830\0001\570\SCH42794.R80

     Item 4.   Purpose of the Transaction.
               --------------------------
               TLC Associates, a New York general partnership ("TLC"), was organized in April 1979 by Ian M. Cumming, Joseph S. Steinberg, CMCO, Inc. (formerly Carl Marks & Co., Inc.) ("CMCO"), a New York corporation engaged in investment banking, and Stern & Stern Industries, Inc. (formerly Stern & Stern Textiles, Inc.), a New York corporation engaged in the manufacture and sale of textiles. TLC was formed to acquire control of the Company. As of May 31, 1990, TLC beneficially owned 17,298,752 Common Shares, or approximately 58% of the outstanding Common Shares.

               On May 31, 1990, TLC dissolved and distributed its assets, consisting solely of 17,298,752 Common Shares, to its partners according to the terms of the TLC partnership agreement (the "Dissolution"). In the Dissolution, Mr. Cumming received 3,899,518 Common Shares, Mr. Steinberg received 3,509,566 Common Shares and a trust for the benefit of Mr. Steinberg's minor children received 389,952 Common Shares (as to which Mr. Steinberg disclaims beneficial ownership). As a result of the Dissolution, Messrs. Cumming and Steinberg directly own the Common Shares that each had indirectly beneficially owned prior to the Dissolution and all previously existing voting arrangements with respect to the Common Shares beneficially owned by TLC terminated.

               On August 30, 1990, Marks Investing Corporation ("MIC"), a Delaware corporation that beneficially owned 9,129,464 Common Shares, was merged (the "Merger") with and into the Company pursuant to the Agreement and Plan of Merger dated as of April 5, 1990, a copy of which was filed as Exhibit 1 to the initial Schedule 13D. In the Merger, in exchange for their aggregate 6.88% interest in MIC, Mr. Cumming received 400,960 Common Shares, plus $10.98 in lieu of fractional shares, Mr. Steinberg received 227,210 Common Shares, plus $24.21 in lieu of fractional shares, and a trust for the benefit of Mr. Steinberg's minor children received 173,748 Common Shares (as to which Mr. Steinberg disclaims beneficial ownership), plus $6.40 in lieu of fractional shares.

               On January 10, 1992, Leucadia purchased warrants (the "Old Warrants") to purchase an aggregate of 1,600,000 Common Shares from Mr. Cumming, Mr. Steinberg and certain of their respective family members and donees at a purchase price of $9.1875 per Common Share (calculated by taking the difference between the $11.00 per Common Share exercise price of the Old Warrants and $20.1875, the closing price of a Common Share on the






















     NYFS04...:\30\76830\0001\570\SCH42794.R80

     New York Stock Exchange Composite Tape on January 9, 1992). The Old Warrants were issued on May 23, 1991 and were transferable and exercisable, in whole or in part, from May 23, 1991 through June 5, 1995. The form of Old Warrants was filed as Exhibit 3 to Amendment No. 2 to the Schedule 13D and the form of Warrant Purchase Agreement was filed as Exhibit 4 to Amendment No. 3 to the Schedule 13D.

               The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

               Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

               Except as discussed above, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
               (a)-(b) As of May 12, 1994, Ian M. Cumming and Joseph S. Steinberg owned the following Common Shares:

               Ian M. Cumming is the beneficial owner of 5,917,122 Common Shares (including 690,000 Common Shares issuable upon the exercise of warrants described in Item 6 hereto (the "Warrants") which are exercisable within 60 days). The Common Shares represent approximately 20.6% of the 27,973,623 Common Shares outstanding as of May 6, 1994. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming also may be deemed to be the beneficial owner of an additional 206,556 Common Shares (.7%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee (the "Trusts")) and 100,000 Common Shares (.4%) issuable upon the exercise of the Warrants which are exercisable within 60 days that are owned by the Trusts.

               Joseph S. Steinberg is the beneficial owner of 5,674,706 Common Shares (including 796,000 Common Shares issuable upon the exercise of the Warrants which are exercisable within 60 days). The Common Shares represent approximately 19.7% of the 27,973,623 Common Shares outstanding as of May 6, 1994. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg also may be deemed to be the beneficial owner of an






























     NYFS04...:\30\76830\0001\570\SCH42794.R80
     additional 21,200 Common Shares (less than .1%) beneficially owned by his wife and minor daughter. Mr. Steinberg disclaims beneficial ownership as to an aggregate of an additional 563,700 Common Shares (approximately 2.0%) beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children of which Mr. Steinberg's brother is trustee.

               Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

               (c)  Not applicable.

               (d) The information set forth in response to Item 6 hereof is hereby incorporated herein by reference.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of
               the Issuer.
               -------------------------------------------
               Pursuant to an agreement dated as of August 1, 1988 among the Company, Ian M. Cumming and Joseph S. Steinberg, a copy of which was filed as Exhibit 1 to the initial Schedule 13D, upon the death of either Mr. Cumming or Mr. Steinberg, the Company has agreed to purchase from the respective estate up to 55% of his direct and/or indirect interest in the Company, subject to reduction in certain circumstances, not to exceed $50,000,000 in value. The agreement provides that Messrs. Cumming's and Steinberg's interests in the Company will be valued at the higher of the average closing price of the Common Shares on the New York Stock Exchange for the 40 trading days preceding the date of death or the net book value of the Common Shares at the end of the fiscal quarter preceding the date of date. The Company has agreed to fund the purchase of Common Shares pursuant to this agreement by purchasing and maintaining insurance on the life of each of Messrs. Cumming and Steinberg in the aggregate face amount of $50,000,000 per individual. The agreement will expire in December 1997 (subject to earlier termination in certain circumstances).

               Following receipt of shareholder approval at the 1992 Annual Meeting of Shareholders of the Company held on August 12, 1992, the Company issued warrants (the "Warrants") to purchase 800,000 Common Shares to each of Ian M. Cumming and Joseph S.






























     NYFS04...:\30\76830\0001\570\SCH42794.R80

     Steinberg, at a purchase price of $20.1875 per share, the closing price of a Common Share on the New York Stock Exchange, Inc. on January 9, 1992, the day prior to the date the Warrants were authorized by the Board of Directors of the Company. The Warrants expire on January 10, 1997, and were not exercisable or transferable (other than by gift or pursuant to the laws of descent and distribution) prior to April 1, 1993.

               The number of Common Shares that may be purchased pursuant to the Warrants is subject to adjustment to reflect stock splits, combinations of shares, recapitalizations, stock dividends, and subscriptions and/or purchase rights in respect of Common Shares.
     Each of the holders of the Warrants is entitled to demand registration and incidental registration rights, the cost of which will be borne by the Company. The foregoing description of the Warrants is qualified in its entirety by reference to the form of Warrants filed as Exhibit 5 to Amendment No. 4 to the Schedule 13D.

               In connection with a private transaction, Mr. Cumming has entered into a certain Stock Pledge Agreement dated as of May 12, 1994 pursuant to which Mr. Cumming has pledged to The First National Bank of Boston, as Agent, 500,000 Common Shares and Warrants to purchase an aggregate of 690,000 Common Shares as security for certain obligations, which, subject to certain conditions, mature on different dates between May 1997 and May 1999. So long as there is no event of default under the Stock Pledge Agreements, Mr. Cumming is entitled to continue to exercise all voting rights with respect to such Common Shares and to receive dividends, if any, with respect thereto. The foregoing is qualified in its entirety by reference to the form of Stock Pledge Agreement filed as Exhibit 6 hereto.

               From time to time Mr. Cumming has pledged certain Common Shares in connection with the maintenance of margin accounts and other extensions of credit entered into in the normal course. As a result, in addition to the pledges described herein, Mr. Cumming currently has pledged an aggregate of 477,400 Common Shares to Chemical Bank and an aggregate of 600,000 Common Shares to Republic New York Securities Corp.

               The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

































     NYFS04...:\30\76830\0001\570\SCH42794.R80

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------
               1. Agreement dated as of August 1, 1988 among Leucadia National Corporation, Ian M. Cumming and Joseph S. Steinberg
     (previously filed).

               2. Agreement among the Reporting Persons with respect to the filing of this Schedule 13D (previously filed).

               3.   Form of the Old Warrants (previously filed).

               4.   Form of Warrant Purchase Agreement (previously filed).

               5.   Form of the New Warrants (previously filed).

               6.   Form of Stock Pledge Agreement (filed herewith).


























































     NYFS04...:\30\76830\0001\570\SCH42794.R80

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    May 31, 1994

                                        /s/ Ian M. Cumming
                                        ------------------
                                            Ian M. Cumming



























































     NYFS04...:\30\76830\0001\570\SCH42794.R80

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    May 31, 1994

                                        /s/ Joseph S. Steinberg
                                        -----------------------
                                            Joseph S. Steinberg



























































     NYFS04...:\30\76830\0001\570\SCH42794.R80

                                  EXHIBIT INDEX

          Exhibit No.         Document                      Page
          -----------         --------                      ----
               1         Agreement dated as of August 1,
                         1988 among Leucadia National
                         Corporation, Ian M. Cumming
                         and Joseph S. Steinberg
                         (previously filed).

               2         Agreement among the Reporting
                         Persons with respect to the
                         filing of this Schedule 13D
                         (previously filed).

               3         Form of the Old Warrants
                         (previously filed).

               4         Form of Warrant Purchase
                         Agreement (previously filed).

               5         Form of the New Warrants
                         (previously filed).

               6         Form of Stock Pledge Agreement